UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                         ________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. _____)*


                      QuadraMed Corporation
                         (Name of Issuer)


           Common Stock, par value $0.01 per share
               (Title of Class of Securities)


                           74730W 10 1
                          (CUSIP Number)


                         J. Edmund Colloton
                  J.P. Morgan & Co. Incorporated
                          60 Wall Street
                  New York, New York  10260-0060
                          (212) 648-3406
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         December 29, 1997
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






























                         SCHEDULE 13D
CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS
     J.P. Morgan & Co. Incorporated

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
                         -0-
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             660,200
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON WITH
                    10   SHARED DISPOSITIVE POWER
                         660,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     660,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

14   TYPE OF REPORTING PERSON*
     HC, CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!




                         SCHEDULE 13D
CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS
     J.P. Morgan Capital Corporation

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
                         -0-
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             660,200
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON WITH
                    10   SHARED DISPOSITIVE POWER
                         660,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     660,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!




                         SCHEDULE 13D
CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS
     J.P. Morgan Investment Corporation

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
                         -0-
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             660,200
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON WITH
                    10   SHARED DISPOSITIVE POWER
                         660,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     660,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!





Item 1.   Security and Issuer.

     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of QuadraMed Corporation ("QuadraMed"). QuadraMed is a Delaware corporation with principal executive offices at 80 East Sir Francis Drake Blvd., Suite 2A, Larkspur, California 94939.

Item 2.   Identity and Background.

     This statement is being filed by J.P. Morgan & Co. Incorporated ("JPM"), J.P. Morgan Capital Corporation, a wholly-owned subsidiary of JPM ("JPMCC"), and J.P. Morgan Investment Corporation, a wholly-owned subsidiary of JPMCC (individually, a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

     JPM is a publicly held Delaware corporation and a registered bank holding company whose principal business and office address is 60 Wall Street, New York, New York 10260.

     JPMCC is a Delaware corporation and unregistered investment company that invests either directly or indirectly through its subsidiaries in debt and equity securities for its own account, subject to applicable laws and regulations, including, without limitation, the Bank Holding Company Act of 1956, as amended, and the regulations thereunder and the policies of the Federal Reserve Board in connection therewith (the "Bank Holding Company Act"). JPMCC's principal business and office address is 60 Wall Street, New York, New York 10260. JPMIC is a Delaware corporation and a registered small business investment corporation that invests in debt and equity securities for its own account, subject to applicable laws and regulations, including, without limitation, the Bank Holding Company Act and the Small Business Investment Act of 1958, as amended, and the regulations thereunder. JPMIC's principal business and office address is 60 Wall Street, New York, New York 10260.

     Information as to each executive officer and director of each of JPM, JPMCC and JPMIC is set forth on Schedule A hereto and incorporated herein by this reference.

     None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Prior to December 29, 1997, none of the Reporting Persons beneficially owned any shares of Common Stock.

     Pursuant to an Acquisition Agreement and Plan of Merger, dated as of December 29, 1997, by and among QuadraMed, RH Acquisition Co., and FA Acquisition Co., on the one hand and Resource Health Partners, L.P. ("Resource"), Resource Holdings, Ltd. ("RHL"), and FRA Acquisition Inc. ("FRA") on the other hand (the "Merger Agreement"), RH Acquisition Co. merged with and into the RHL, FA Acquisition Co. merged with and into FRA, and all of the outstanding shares of capital stock of each of FRA and RHL (all of which was owned by Resource), was converted into 1,588,701 shares of Common Stock. Pursuant to the Merger Agreement, each share of Common Stock acquired by Resource was valued at approximately $23.87.

     The advisory committee of Resource (the "Advisory Committee"), the general partner of Resource and the general partner of the general partner of Resource have approved a liquidating distribution by Resource to its partners of the shares of Common Stock held by it. As a result of such liquidating distribution, JPMIC, a limited partner of Resource, will receive 660,200 shares of Common Stock. JPMIC currently designates two of the six members of the Advisory Committee.

Item 4.   Purpose of Transaction.

     The shares of Common Stock will be acquired by JPMIC for the purpose of investment.

Item 5.   Interest in Securities of the Issuer.

     (a) JPMIC will, upon completion of the liquidating distribution described in Item 3 hereof, own 660,200 shares of Common Stock, constituting approximately 5.6% of the outstanding
Common Stock (on the basis of 10,195,753 shares of Common Stock outstanding as of October 31, 1997).

     JPMCC may, by reason of its status as the parent of JPMIC, be deemed to own beneficially (as that term is defined in Rule
13d-3 under the Act) the Common Stock of which JPMIC possesses beneficial ownership.

     JPM may, by reason of its status as the ultimate parent of JPMIC, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which JPMIC possesses beneficial ownership.

     (b) JPM and JPMCC will share with JPMIC the power to vote and dispose of the 660,200 shares of Common Stock beneficially owned directly by JPMIC. JPM, JPMCC and JPMIC may be deemed to share with Resource and its control persons the power to vote or to direct the vote, but not the power to dispose or to direct the disposition of, the additional 928,501 shares of Common Stock currently owned by Resource.

     (c) Except as described in Item 3 hereof, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

     (d) Except as described in Item 3 hereof, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to be acquired by JPMIC upon the liquidating distribution by Resource.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     The description of the Merger Agreement set forth in Item 3 hereof is hereby incorporated by reference.

     Pursuant to the Merger Agreement and an Escrow Agreement, dated as of December 29, 1997, by and among QuadraMed, RH Acquisition Co., FA Acquisition Co., Resource, RHL, FRA and State Street Bank & Trust Company (the "Escrow Agreement"), 155,014 shares of the Common Stock received by Resource have been placed into escrow for up to one year to secure the representations, warranties and covenants made by Resource pursuant to the Merger Agreement. Approximately 72,340 of the shares of Common Stock to be distributed by Resource to JPMIC are included in the escrow.

     Pursuant to the terms of the Merger Agreement, a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 29, 1997, was entered into by QuadraMed and Resource. The Registration Rights Agreement obligates QuadraMed to (i) file a registration statement covering the shares of Common Stock owned by Resource (or its permitted distributees, including, without limitation, JPMIC), by January 28, 1998; (ii) use its best efforts to obtain effectiveness of the registration statement as soon as practicable but in any event before March 29, 1998; (iii) use its best efforts to keep the registration statement effective at all times until 2 years following the later of (a) the effective date of such registration statement and (b) the publication by QuadraMed of financial results that include at least 30 days of combined operations of QuadraMed, RHL, FRA and their respective subsidiaries; and (iv) pay registration fees and other expenses incurred in connection with the registration statement other than underwriting discounts and commissions.

     JPMIC will be entering into an agreement (the "Transfer Restriction Agreement") with QuadraMed and Resource pursuant to which JPMIC will agree not to transfer any of the shares of Common Stock that it receives from Resource until the publication by QuadraMed of financial results that include at least thirty days of combined operations of QuadraMed, RHL, FRA and their respective subsidiaries.

     The foregoing descriptions of the Merger Agreement, the Escrow Agreement, the Registration Rights and the Transfer
Restriction Agreement are not, and do not purport to be, complete, and are qualified in their entirety by reference to the forms of such agreements included as Exhibits hereto, which forms are incorporated by reference hereto.

Item 7.   Material to be Filed as Exhibits.

     1.   Exhibit I -    Agreement pursuant to Rule 13d-
                         1(f)(1)(iii), filed herewith

     2.   Exhibit II -   Merger Agreement, incorporated by
                         reference from Exhibit II to Schedule
                         13D filed on January 8, 1997 by
                         Resource, RHP, GP, L.P., RHP Health,
                         Inc., Ted Ackroyd and Craig  Camp.

     3.   Exhibit III -  Escrow Agreement, incorporated by
                         reference from Exhibit III to Schedule
                         13D filed on January 8, 1997 by
                         Resource, RHP GP, L.P., RHP Health,
                         Inc., Ted Ackroyd and Craig Camp

     4.   Exhibit IV -   Registration Rights Agreement,
                         incorporated by reference from Exhibit
                         IV to Schedule 13D filed on January 8,
                         1997 by Resource, RHP GP, L.P., Health,
                         Inc., Ted Ackroyd and Craig Camp

     5.   Exhibit V -    Transfer Restriction Agreement,
                         incorporated by reference from Exhibit V to Schedule 13D filed on January 8, 1997 by Resource, RHP GP, L.P., RHP Health,
                         Inc., Ted Ackroyd and Craig Camp

































Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998

                              J.P. MORGAN & CO. INCORPORATED


                              By:       /s/ J. Edmund Colloton
                                 Name:  J. Edmund Colloton
                                 Title: Vice President and
                                        Assistant General Counsel


                              J.P. MORGAN CAPITAL CORPORATION


                              By:       /s/ J. Edmund Colloton
                                 Name:  J. Edmund Colloton
                                 Title: Secretary


                              J.P. MORGAN INVESTMENT CORPORATION


                              By:       /s/ J. Edmund Colloton
                                 Name:  J. Edmund Colloton
                                 Title: Secretary











                         SCHEDULE A


Executive Officers and Directors
          of
J.P. Morgan & Co. Incorporated


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan & Co. Incorporated ("JPM") and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Officer's business address is that of JPM. Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or            Present
Business Address              Principal Occupation

Directors

Paul A. Allaire               Chairman and Chief Executive
Xerox Corporation             Officer of Xerox
P.O. Box 1600
800 Long Ridge Rd.
Stamford, CT  06904

Riley P. Bechtel              Chairman and Chief Executive
Bechtel Group, Inc.           Officer of Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119-3965

Martin Feldstein              President and Chief Executive
National Bureau of Economic   Officer of National Bureau
   Research, Inc.             of Economic Research, Inc.
1050 Massachusetts Avenue     (economic research)
Cambridge, MA 02138-5398

Ellen V. Futter               President of American Museum
American Museum of Natural    of Natural History
   History                    (museum)
Central Park West at
   79th Street
New York, NY 10024

Hanna H. Gray                 President Emeritus and Harry
The University of Chicago     Pratt Judson
Department of History         Distinguished Service Professor
1126 East 59th Street         of History of The University of
Chicago, IL 60637             Chicago
                              (higher learning)

James R. Houghton             Retired Chairman of the Board
80 E. Market Street           Corning Incorporated of Corning
2nd Floor                     Incorporated
Corning, NY 14830             (diversified industrial)

James L. Ketelsen             Retired Chairman and Chief
Tenneco Inc.                  Executive Officer of Tenneco Inc.
P.O. Box 2511                 (diversified industrial)
Houston, TX 77252-2511

Roberto G. Mendoza            Vice Chairman of the Board of JPM

Michael E. Patterson          Vice Chairman of the Board of JPM

Lee R. Raymond                Chairman of the Board and Chief
Exxon Corporation             Executive Officer and Director of
5959 Las Colinas Boulevard    Exxon Corporation
Irving, TX 75039-2298         (national resources and energy)

Richard D. Simmons            Retired:  Former President of the
105 North Washington Street   Washington Post Company and the
Suite 202                     International Herald Tribune
Alexandria, VA 22314          (print media)

Kurt F. Viermetz 1            Retired Vice Chairman of the Board
                              of JPM

Douglas A. Warner III         Chairman of the Board and Chief
                              Executive Officer of JPM

Dennis Weatherstone           Retired Chairman of the Board of
                              JPM

Douglas C. Yearley            Chairman, President, Chief
Phelps Dodge Corporation      Executive Officer and Director of
2600 N. Central Avenue        Phelps Dodge Corporation
Phoenix, AZ 85004-3014        (minerals)


1 German citizen






Officers

Douglas A. Warner III         Chairman of the Board and Chief
                              Executive Officer of JPM

Roberto G. Mendoza            Vice Chairman of the Board of JPM

Michael E. Patterson          Vice Chairman of the Board of JPM

Ramon de Oliveira-Cezar 2     Managing Director of JPM, Chairman
                              of Asset Management Services and
                              Chairman of J.P. Morgan Capital
                              Corporation

John A. Mayer Jr.             Chief Financial Officer of JPM

Rachel F. Robbins             Managing Director, General Counsel
                              and Secretary of JPM

David H. Sidwell              Managing Director and Controller of
                              JPM

Stephen G. Thieke             Managing Director and Head of
                              Corporate Risk Management of JPM



2 French Citizen










Executive Officers and Directors
          of
J.P. Morgan Capital Corporation


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan Capital Corporation ("JPMCC") and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMCC. Unless otherwise indicated, each individual is a citizen of the United States.


Name, Residence or            Present
Business Address              Principal Occupation

Directors

Ramon de Oliveira-Cezar 3     Managing Director of JPM, Chairman
                              of Asset Management Services and
                              Chairman of J.P. Morgan Capital
                              Corporation

John A. Mayer Jr.             Chief Financial Officer of J.P.
                              Morgan & Co. Incorporated

Clayton S. Rose               Managing Director of J.P. Morgan
                              Securities Inc.

Walter A. Gubert 4            Managing Director of Morgan
                              Guaranty Trust Company

Thomas B. Ketchum             Managing Director of J.P. Morgan &
                              Co. Incorporated

C. Nicholas Potter            Consultant to J.P. Morgan
                              Investment Management Inc.

Peter L. Woicke 5             Managing Director of Morgan
                              Guaranty Trust Company


3 French citizen
4 Italian citizen
5 German citizen





Brian F. Watson 6             President, Chief Executive Officer
                              and Managing Director J.P. Morgan
                              Capital Corporation

Molly F. Ashby                Managing Director of J.P. Morgan
                              Capital Corporation

Peter H. Gleason              Managing Director of J.P. Morgan
                              Capital Corporation

Meryl D. Hartzband            Managing Director of J.P. Morgan
                              Capital Corporation


Officers

Ramon de Oliveira-Cezar 7     Managing Director of JPM, Chairman
                              of Asset Management Services and
                              Chairman of J.P. Morgan Capital
                              Corporation

Brian F. Watson 6             President, Chief Executive Officer
                              and Managing Director J.P. Morgan
                              Capital Corporation

Molly F. Ashby                Managing Director of J.P. Morgan
                              Capital Corporation

Peter H. Gleason              Managing Director of J.P. Morgan
                              Capital Corporation

Meryl D. Hartzband            Managing Director of J.P. Morgan
                              Capital Corporation

Brian T. Murphy               Managing Director of J.P.
                              Morgan Capital Corporation

Pierre Dupont 8               Managing Director of J.P. Morgan
                              Capital Corporation

Thomas M. Snell               Managing Director of J.P. Morgan
                              Capital Corporation


6 Australian citizen
7 French citizen
8 Belgian citizen






John B. Fullerton             Managing Director of J.P. Morgan
                              Capital Corporation

Thomas S. Quinn               Managing Director of J.P. Morgan
                              Capital Corporation

Timothy Purcell               Managing Director of J.P. Morgan
                              Capital Corporation

Martin O'Neil                 Managing Director of J.P. Morgan
                              Capital Corporation








Executive Officers and Directors
               of
J.P. Morgan Investment Corporation


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan Investment Corporation ("JPMIC") and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMIC. Unless otherwise indicated, each individual is a citizen of the United States.


Name, Residence or            Present
Business Address              Principal Occupation

Directors

Ramon de Oliveira-Cezar 9     Managing Director of JPM, Chairman
                              of Asset Management Services and
                              Chairman of J.P. Morgan Capital
                              Corporation

John A. Mayer Jr.             Chief Financial Officer of  J.P.
                              Morgan & Co. Incorporated

Clayton S. Rose               Managing Director of J.P. Morgan
                              Securities Inc.

Walter A. Gubert 10           Managing Director of Morgan
                              Guaranty Trust Company

Thomas B. Ketchum             Managing Director of J.P. Morgan &
                              Co. Incorporated

C. Nicholas Potter            Consultant to J.P. Morgan
                              Investment Management Inc.

Peter L. Woicke 11            Managing Director of Morgan
                              Guaranty Trust Company



9  French citizen
10 Italian citizen
11 German citizen







Brian F. Watson 12            President, Chief Executive Officer
                              and Managing Director J.P. Morgan
                              Capital Corporation

Molly F. Ashby                Managing Director of J.P. Morgan
                              Capital Corporation

Peter H. Gleason              Managing Director of J.P. Morgan
                              Capital Corporation

Meryl D. Hartzband            Managing Director of J.P. Morgan
                              Capital Corporation


Officers

Ramon de Oliveira-Cezar 13    Managing Director of JPM, Chairman
                              of Asset Management Services and
                              Chairman of J.P. Morgan Capital
                              Corporation

Brian F. Watson 12            President, Chief Executive Officer
                              and Managing Director J.P. Morgan
                              Capital Corporation

Molly F. Ashby                Managing Director of J.P. Morgan
                              Capital Corporation

Peter H. Gleason              Managing Director of J.P. Morgan
                              Capital Corporation

Meryl D. Hartzband            Managing Director of J.P. Morgan
                              Capital Corporation

Brian T. Murphy               Managing Director of J.P. Morgan
                              Capital Corporation

Pierre Dupont 14              Managing Director of J.P. Morgan
                              Capital Corporation

Thomas M. Snell               Managing Director of J.P. Morgan
                              Capital Corporation


12 Australian citizen
13 French citizen
14 Belgian citizen







John B. Fullerton             Managing Director of J.P. Morgan
                              Capital Corporation

Thomas S. Quinn               Managing Director of J.P. Morgan
                              Capital Corporation

Timothy Purcell               Managing Director of J.P. Morgan
                              Capital Corporation

Martin O'Neil                 Managing Director of J.P. Morgan
                              Capital Corporation













                         EXHIBIT I

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


                              J.P. MORGAN & CO. INCORPORATED


                              By:       /s/ J. Edmund Colloton
                                 Name:  J. Edmund Colloton
                                 Title: Vice President and
                                        Assistant General Counsel


                              J.P. MORGAN CAPITAL CORPORATION


                              By:       /s/ J. Edmund Colloton
                                 Name:  J. Edmund Colloton
                                 Title: Secretary


                              J.P. MORGAN INVESTMENT CORPORATION


                              By:       /s/ J. Edmund Colloton
                                 Name:  J. Edmund Colloton
                                 Title: Secretary